November 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Advantage Corporation
Registration Statement on Form S-1
File No. 333-260869

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of First Advantage Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 P.M. New York, N.Y. time on November 10, 2021, or as soon thereafter as practicable, or at such later time as the Company’s outside counsel, Simpson Thacher & Bartlett LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

* * *

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.
BOFA SECURITIES, INC.
Acting severally on behalf of themselves and the several Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Ryan McNamara
Name:	Ryan McNamara
Title:	Managing Director

By:	BOFA SECURITIES, INC.

By:	/s/ Magdalena Heinrich
Name:	Magdalena Heinrich
Title:	Managing Director

[Signature Page to Underwriter Acceleration Request Letter]